                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-67929

                                                           Prospectus Supplement
                                         (to Prospectus dated December 10, 1998)

                                  $15,000,000

                              [LNR PROPERTY LOGO]
                   10 1/2% SENIOR SUBORDINATED NOTES DUE 2009
                            ------------------------

     We are offering $15,000,000 aggregate principal amount of our 10 1/2% Senior Subordinated Notes due 2009. They are in addition to $100,000,000 principal amount of Notes which we issued in January 1999 and $135,000,000 principal amount of Notes which we issued on February 15, 2001. The Notes offered by this prospectus supplement, those issued in January 1999 and those issued on February 15, 2001 will be issued under the same indenture, will have the same terms and will all be part of a single series.

     The Notes will mature on January 15, 2009. We will pay interest on the Notes on each January 15 and July 15, beginning as to the $15,000,000 additional principal amount of Notes offered by this prospectus supplement on July 15, 2001.

     This prospectus supplement and the related prospectus include additional information about the terms of the Notes, including optional redemption prices and covenants.

     We may redeem all or some of the Notes beginning on January 15, 2004. Also, until January 15, 2002, we may redeem up to 35% of the aggregate principal amount of the Notes (including those Notes issued in January 1999, those issued on February 15, 2001 and the Notes offered by this prospectus supplement) with the proceeds from public equity offerings.

     The Notes are our senior subordinated obligations, subordinated to our senior indebtedness. The Notes have the same payment priority as our 9 3/8% Senior Subordinated Notes due 2008.

     The Notes are not listed on any securities exchange or included in any quotation system.

     The additional Notes will be offered on a firm commitment basis.

                            ------------------------

      SEE "RISK FACTORS," WHICH BEGINS ON PAGE S-10, FOR A DISCUSSION OF SOME PARTICULARLY IMPORTANT ITEMS WHICH YOU SHOULD CONSIDER.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER NOTE       TOTAL
                                                              --------    ------------
Public Offering Price(1)....................................    98.251%   $ 14,737,650
Underwriting Discounts and Commissions......................     1.000%   $    150,000
Proceeds to Us (before expenses)............................    97.251%   $ 14,587,650

(1) Plus accrued interest on the Notes from January 15, 2001 to the date of delivery.

                            ------------------------

     We expect that delivery of the Notes will be made on or about February 26, 2001 through the book-entry facilities of The Depository Trust Company.

                           DEUTSCHE BANC ALEX. BROWN

          The date of this prospectus supplement is February 16, 2001.

                          FORWARD-LOOKING INFORMATION

     We make forward-looking statements about our business in this prospectus supplement and in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward-looking statements are reasonable, it is possible they will prove not to have been correct, particularly given the cyclical nature of the commercial real estate market. Among the factors which create uncertainties about our future performance are
(1) changes in interest rates, (2) changes in demand for commercial real estate nationally, in areas in which we own properties, or in areas in which properties which secure mortgages we own directly or indirectly are located, (3) international, national or regional business conditions which affect the ability of mortgage obligors to pay principal or interest when it is due, (4) the cyclical nature of the commercial real estate business, (5) changes in the market for various types of real estate based securities and (6) other factors discussed under "Risk Factors" beginning on page S-10.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary of some of the information in this prospectus supplement about the securities to which it relates. It may not include all the information about those securities that is important to you. We urge you to read the entire document and our prospectus dated December 10, 1998. We also urge you to read the materials we filed with the Securities and Exchange Commission which are incorporated into our prospectus dated December 10, 1998. They contain information about us.

                                  THE COMPANY

     We are a real estate investment and management company. We structure and make real estate related investments and, through our expertise in developing, repositioning and managing properties and working out loans, we seek to enhance the value of those investments. We and our predecessor have been engaged in the development, ownership, repositioning and management of commercial and multi-family residential properties since 1969.

     Our activities primarily consist of:

     - Acquiring, developing, managing and repositioning commercial and multi-family residential real estate properties;

     - Investing in high-yielding real estate loans and purchasing at a discount portfolios of loans backed by real estate; and

     - Investing in unrated and non-investment grade rated commercial mortgage-backed securities (usually referred to as CMBS) as to which we have the right to be special servicer (i.e., to oversee workouts of underperforming and nonperforming loans).

     We adjust our investment focus from time to time to adapt to various phases of the real estate cycle.

     Lennar Corporation formed our company in June 1997 to separate Lennar's real estate investment and management business from its homebuilding business. On October 31, 1997, Lennar distributed our stock to Lennar's stockholders in a tax-free spin-off. We treat activities conducted by Lennar, as our predecessor, of the type we currently conduct as our own historical activities.

     Our principal executive office is located at 760 N.W. 107th Avenue, Miami, Florida 33172, and our telephone number is (305) 485-2000.

                                  THE OFFERING

     The summary below describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the Notes" section of this prospectus supplement contains a more detailed description of the terms and conditions of the Notes.

Issuer........................   LNR Property Corporation

Securities Offered............   $15,000,000 principal amount of 10 1/2% Senior
                                 Subordinated Notes due 2009 (in addition to
                                 $100,000,000 principal amount which were issued in January 1999 and $135,000,000 principal amount which were issued on February 15, 2001).

Maturity......................   January 15, 2009.

Interest Rate.................   10 1/2% per year (calculated using a 360-day
                                 year).

Interest Payment Dates........   Each January 15 and July 15, beginning, as to
                                 the $15,000,000 principal amount offered by this prospectus supplement, on July 15, 2001.
                                 Interest on the Notes being offered by this prospectus supplement will accrue from January
                                 15, 2001.

Ranking.......................   The Notes are our unsecured senior subordinated
                                 obligations and rank junior to our existing and future Senior Indebtedness. The Notes have the same priority as our 9 3/8% Senior Subordinated
                                 Notes due 2008. As of November 30, 2000, giving pro forma effect to the issuance of $135,000,000 principal amount of Notes on February 15, 2001, the additional $15,000,000 principal amount of Notes offered by this prospectus supplement and the assumed use of most of the estimated net proceeds from the issuances to repay Senior Indebtedness, we would have had $631.6 million of Senior
                                 Indebtedness outstanding, including debt we had guaranteed. The Notes are also in effect subordinate to our subsidiaries' obligations to pay their debts. As of November 30, 2000, giving pro forma effect to those issuances of the Notes and the assumed use of most of the estimated net proceeds from the issuance to repay Senior Indebtedness, our subsidiaries would have had an additional $450.3 million of debt which we had not guaranteed.

Optional Redemption...........   We cannot redeem the Notes until January 15,
                                 2004. After that, we may redeem some or all of the Notes at the redemption prices set forth in this prospectus supplement, plus accrued interest.

Optional Redemption after
Public Equity Offerings.......   At any time (which may be more than once) on or
                                 before January 15, 2002, we can choose to redeem up to a total of 35% of the aggregate principal amount of Notes we issue (including the Notes we issued in January 1999, the Notes we issued on February 15, 2001 and the Notes offered by this prospectus supplement) for 110.75% of their face amount plus accrued interest with money that we raise in one or more public equity offerings, as long as:

                                 - we redeem the Notes within 60 days after
                                   completing the public equity offering; and

                                 - at least 65% of the aggregate principal
                                   amount of the Notes we issue (including the Notes we issued in January 1999, the Notes we issued on February 15, 2001 and the Notes offered by this prospectus supplement) remain outstanding.

Change of Control Offer.......   If a change in control of our company occurs,
                                 we must give holders of the Notes the
                                 opportunity to sell us their Notes at 101% of their face amount, plus accrued interest.

                                 We might not be able to pay you the required price for Notes you present to us at the time of a change of control, because:

                                 - we might not have enough funds at that time;
                                   or

                                 - the terms of our senior debt might prevent us
                                   from buying those Notes.

Certain Indenture
Provisions....................   The Indenture governing the Notes contains
                                 covenants limiting our and our subsidiaries' ability to:

                                 - incur indebtedness;

                                 - issue preferred stock of subsidiaries;

                                 - pay dividends or make other distributions;

                                 - repurchase equity interests or subordinated
                                   indebtedness;

                                 - make certain other restricted payments;

                                 - incur indebtedness that is subordinate in
                                   right of payment to any Senior Indebtedness but senior in right of payment to the Notes;

                                 - merge or consolidate with another person; or

                                 - sell, lease or otherwise dispose of all or
                                   substantially all of our assets.

                                 These covenants are subject to a number of important limitations and exceptions. See "Description of the Notes -- Certain Covenants."

Use of Proceeds...............   We will use the net proceeds from the sale of
                                 the Notes for general corporate purposes. Until we use them in connection with our business activities, we will apply at least most of them to repay borrowings, primarily under a secured credit facility. See "Use of Proceeds."

Depositary Arrangements.......   The Notes will be represented by one or more
                                 global securities, without coupons, which will be deposited with a custodian for The
                                 Depository Trust Company. DTC will keep records for the owners of beneficial interests in the global securities. The only way to transfer those beneficial interests will be to have DTC record the transfers. Except under very limited circumstances, we will not issue certificates evidencing the Notes to anyone other than DTC.
                                 See "Description of the Notes -- Global
                                 Securities" and "-- Book-Entry System."

Risk Factors..................   Investing in the Notes involves substantial
                                 risks. See "Risk Factors" for a description of certain of the risks you should consider before investing in the Notes.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratio of our earnings to our fixed charges for each of the five years in the five-year period ended November 30, 1999, for the nine month periods ended August 31, 2000 and 1999 and on a pro forma basis for the year ended November 30, 1999 and the nine months ended August 31, 2000, giving pro forma effect to the issuance of the $135 million principal amount of Notes on February 15, 2001, the offering of the additional $15 million principal amount of Notes offered by this prospectus supplement and the application of the net proceeds from the issuance and the offering to repay debt. For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments, and "fixed charges" consist of interest incurred on all indebtedness related to continuing operations (we did not have any material original issue discount, interest within rental expense or capitalized lease obligations during the periods presented).

                                            NINE MONTHS ENDED
                                               AUGUST 31,                  YEARS ENDED NOVEMBER 30,
                                          ---------------------   ------------------------------------------
                                               (UNAUDITED)
                                            PRO                     PRO
                                           FORMA      ACTUAL       FORMA                 ACTUAL
                                          -------   -----------   -------   --------------------------------
                                          2000(1)   2000   1999   1999(1)   1999   1998   1997   1996   1995
                                          -------   ----   ----   -------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(2)...   2.0x     2.1x   2.4x    2.1x     2.2x   2.9x   3.6x   4.8x   5.5x

------------
(1) Gives effect to the issuance of the $135 million principal amount of Notes on February 15, 2001, the offering of the additional $15 million principal amount of Notes and the application of the net proceeds from the issuance and the offering to repay debt, primarily under secured credit facilities.

(2) We guarantee outstanding debt of partnerships which are not included in our consolidated financial statements. The fixed charges associated with that debt are not included in the computation of these ratios.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the issuance of the Notes offered by this prospectus supplement will be approximately $14,567,650, after deducting underwriting discounts and commissions and expenses of the offering. We intend to use the net proceeds for general corporate purposes. Until we use those net proceeds in connection with our business activities, we will apply at least most of them to reduce borrowings, primarily under a secured credit facility. In the future, we are likely to re-borrow under our secured credit facilities.

     At November 30, 2000, the interest rate with regard to the borrowing we will be reducing was 8.55%, and the maturity date was December 2003.

                                 CAPITALIZATION

     Set forth below is our unaudited short-term debt and capitalization at November 30, 2000 and as adjusted to give effect to the issuance of the $135,000,000 principal amount of Notes on February 15, 2001 and the $15,000,000 principal amount of Notes offered by this prospectus supplement. We have assumed in the following table that the net proceeds from the issuance of both the $135,000,000 principal amount of Notes on February 15, 2001 and the $15,000,000 principal amount of Notes offered by this prospectus supplement will be used to repay borrowings, primarily under secured credit facilities. See "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in the prospectus related to this prospectus supplement.

                                                                    AT NOVEMBER 30, 2000
                                                         ------------------------------------------
                                                                                       AS ADJUSTED
                                                                                         FOR THE
                                                                       AS ADJUSTED     $135 MILLION
                                                                         FOR THE         AND THE
                                                                       $135 MILLION    $15 MILLION
                                                           ACTUAL        OFFERING       OFFERINGS
                                                         ----------    ------------    ------------
                                                                       (IN THOUSANDS)
DEBT:
Short-term debt, including current portion of long-term
  debt(1)..............................................  $   54,640     $   50,578      $   50,578
Unsecured revolving credit facility(2).................      19,400         19,400          19,400
Long-term debt (net of current portion):
  Secured revolving credit facilities(3)...............     254,640        162,300         162,300
  Other long-term debt(4)..............................     777,573        743,520         728,952
9 3/8% Senior Subordinated Notes due 2008 (net of $655
  discount)............................................     199,345        199,345         199,345
10 1/2% Senior Subordinated Notes due 2009 (net of
  $1,224 discount relating to January 1999 issuance, an
  additional $2,361 discount related to the February
  15, 2001 issuance and a $262 discount related to the
  Notes offered by this prospectus supplement).........      98,776        231,415         246,153
                                                         ----------     ----------      ----------
          Total debt...................................   1,404,374      1,406,558       1,406,728
STOCKHOLDERS' EQUITY:
Common stock, $.10 par value, 150,000 shares
  authorized, 24,215 shares issued and outstanding.....       2,422          2,422           2,422
Class B common stock, $.10 par value, 40,000 shares
  authorized, 9,999 shares issued and outstanding......       1,000          1,000           1,000
Additional paid-in capital.............................     516,516        516,516         516,516
Retained earnings, net of accumulated other
  comprehensive earnings (loss) and other..............     258,506        258,506         258,506
                                                         ----------     ----------      ----------
          Total stockholders' equity...................     778,444        778,444         778,444
                                                         ----------     ----------      ----------
          Total debt and stockholders' equity..........  $2,182,818     $2,185,002      $2,185,172
                                                         ==========     ==========      ==========

------------
(1) Short-term debt, before adjustments, consists of $19.6 million of borrowings under mortgage notes secured by operating properties and land and $25.7 million of borrowings under repurchase agreements secured by CMBS. Current portion of long-term debt at November 30, 2000 was $9.3 million.

(2) This facility permits up to $350 million of borrowings.

(3) These facilities are secured by CMBS and mortgages.

(4) Other long-term debt, before adjustments, consists of $447.7 million of mortgage notes secured by operating properties and land, and $329.9 million of term loans and repurchase agreements secured by CMBS.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered in evaluating whether to purchase Notes.

SIGNIFICANT INDEBTEDNESS

     We use borrowings to finance almost all the investments we make. At November 30, 2000, we had total indebtedness of $1,404 million, which was approximately 64.3% of our total debt and stockholders' equity. In addition, we had guaranteed $29 million of debt of partnerships, which are not subsidiaries (and which, therefore, is not reflected in our consolidated financial statements). While this leverage substantially increases the potential returns on our investments, it exposes us to increased risks if, because of changes in market conditions, changes in interest rates or for any other reason, the value of our investments declines.

CYCLICAL NATURE OF THE REAL ESTATE BUSINESS

     Most aspects of the United States real estate markets are cyclical. To some extent, the cycles for different types of real estate assets (such as single family homes and office buildings) are different. However, all aspects of the real estate markets are affected by interest rates, with the value of various types of real estate tending to decline relative to non-real estate assets when interest rates rise. All aspects of the United States real estate markets also may be affected by changes in the economy in general. Because a significant portion of our business involves acquiring properties, mortgages and real estate related securities at discounted prices, periods of low real estate values have in the past provided investment opportunities for us. However, although future periods of poor real estate markets may provide additional acquisition opportunities for us, they also may impair the value of the assets we already hold and our ability to dispose of assets at prices which are acceptable to us. They could also affect our cash flows, and therefore our ability to pay principal or interest on, or to refinance, our indebtedness. We are not immune to adverse effects of fluctuating real estate and real estate securities markets, and we might be significantly adversely affected by market declines in the future.

REAL ESTATE INVESTMENT RISKS

     Investments in real property or real property related assets are subject to various risks. Risks which particularly could affect us are:

     - we may be affected by the cyclical factors described above;

     - when leases of space in our properties expire, we may not be able to re-lease the space on terms as favorable as those of our current leases;

     - because real estate investments are relatively illiquid, we may have difficulty altering our portfolio in response to changes in markets or in response to the performance of particular investments;

     - environmental problems could subject us to liability, could make it difficult for us to sell or lease particular properties and could impair the value of mortgages we hold or which underlie CMBS we hold;

     - increases in construction costs could cause what we have to spend to bring properties up to market standards to be substantially greater than what we had contemplated; and

     - costs of complying with the Americans with Disabilities Act could affect the cash flows from properties we own, and could affect the ability of owners of properties which secure mortgages we own or which underlie our CMBS to meet their obligations with regard to those mortgages.

RISKS RELATED TO OUR CMBS INVESTMENTS

     Almost all our CMBS purchases have been of substantially subordinated classes. Those classes can be purchased at substantial discounts from their face amounts, and therefore present the potential for significant profits. However, if collections with regard to an issue of CMBS are lower than anticipated when these CMBS were issued, the payments to the holders of the most subordinate classes of the issue will be substantially reduced, and possibly eliminated entirely.

     We finance many of our CMBS purchases with repurchase obligations, which are in effect borrowings secured by the CMBS. The repurchase obligation arrangements often require that, if the market value of the CMBS fall below specified percentages of the repurchase obligations, we must provide additional collateral, reduce the loan balances or liquidate CMBS positions. Therefore, in a period when, due to a substantial increase in interest rates, a depressed real estate market or otherwise, the market value of our CMBS falls significantly, we could be required to pay down debt with money we need for our business, to provide additional collateral for the repurchase obligations or to sell CMBS at a time when it may be very inopportune for us to do that.

LIMITED ACCESS TO FINANCING

     We have found that, because of the complex nature of the assets in which we invest and the perceived riskiness of some of those assets, we have more difficulty attracting financing than many companies with financial attributes and earnings histories comparable to ours. Difficulty obtaining financing can reduce our ability to take advantage of investment opportunities. This is particularly the case during periods of weak real estate markets, when opportunities to make investments of the type we like are most available, but financing is most difficult for us to obtain.

INVESTMENTS IN FOREIGN MARKETS

     We have in the past made investments in Japanese real estate related assets. Although we have disposed of most of these, we may make other investments relating to real estate outside the United States. If we consider real estate related investments outside the United States, we usually will do that in conjunction with experts in real estate or real estate finance where the real estate is located. Nonetheless, our senior management has limited experience in markets outside the United States and this lack of experience could adversely affect the senior managers' ability to evaluate types of real estate investments which are available, trends in real estate markets or overall economic trends in particular countries. Also, real estate related transactions in a country normally are conducted in the currency of that country. Investments we make which are denominated in currencies other than the U.S. dollar may be adversely affected by a decline in the value of the currencies in which the investments are denominated compared with the value of the U.S. dollar, whether because of factors affecting the non-U.S. currencies or because of a strengthening of the U.S. dollar against currencies generally. We may try to hedge against currency risks by buying or selling currency contracts or options. However, we have very little experience in hedging against currency fluctuations.

MATURITY OF 9 3/8% SENIOR SUBORDINATED NOTES

     In March 1998, we issued $200 million aggregate principal amount of 9 3/8% Senior Subordinated Notes, which will mature approximately 10 months before the Notes. It is possible that we will pay the principal of the 9 3/8% Senior Subordinated Notes in full, but will not have sufficient funds to pay the principal of the Notes when they mature.

SUBORDINATION

     Our obligations under the Notes are subordinate in right of payment to all our existing and future Senior Indebtedness. As of November 30, 2000, as adjusted to give effect to the $135 million principal amount of Notes issued on February 15, 2001, the sale of the $15 million principal amount of Notes offered by this prospectus supplement and the application of the net proceeds of both the issuance and the sale to repay borrowings under secured credit facilities, we would have had approximately $631.6 million of Senior Indebtedness outstanding, including $491.5 million of our subsidiaries' debt which we guaranteed, and $29.0 million of debt of partnerships which are not subsidiaries (and are not consolidated in our financial statements) which we guaranteed. We may incur additional Senior Indebtedness from time to time, subject to certain restrictions imposed by the Indenture. By reason of the subordination of the Notes, in the event of our insolvency, liquidation or other reorganization, creditors who are holders of Senior Indebtedness must be paid in full before any payments may be made to holders of Notes. There may not be sufficient assets remaining after payment of prior claims to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to the Notes if a default exists with respect to Senior Indebtedness. See "Description of the Notes -- Subordination."

STRUCTURAL SUBORDINATION TO SUBSIDIARY DEBT

     The Notes are our unsecured debt obligations. We are a holding company whose primary assets consist of shares of stock or other equity interests in our subsidiaries. Accordingly, we will be dependent upon receipt of dividends or advances from our subsidiaries to be able to meet our debt obligations, including our obligations under the Notes. The Notes are not guaranteed by our subsidiaries and our subsidiaries are not obligated to pay dividends or make advances to us. A significant amount of our consolidated indebtedness at November 30, 2000, was indebtedness of our subsidiaries, including $454.4 million principal amount which we had not guaranteed (as well as $632.4 million which we had guaranteed and which, therefore, was Senior Indebtedness). Creditors of a subsidiary are entitled to be paid what is due them before assets of the subsidiary become available for creditors of its parent. Therefore, even liabilities which are not Senior Indebtedness, and preferred stock, of subsidiaries will, in effect, be prior in right of payment to the Notes with regard to the assets of those subsidiaries. This can substantially reduce the portion of our consolidated assets which are available for payment of the Notes. Also, any agreements of subsidiaries which prohibit or limit the subsidiaries' payment of dividends will eliminate or reduce our access to cash flows of those subsidiaries to pay interest or principal with regard to the Notes.

LIMITED RESTRICTIVE COVENANTS

     The Indenture contains only limited covenants that place restrictions on our ability to incur additional indebtedness, to create liens or other encumbrances, to make payments and investments and to sell or otherwise dispose of assets, to merge or consolidate with other entities, or to do other things. Further, although our failure to comply with those covenants could constitute an event of default under the Indenture, which would result in the acceleration of the Notes, the event of default under the Indenture probably would also result in acceleration of debt under instruments evidencing Senior Indebtedness, because of cross-acceleration or cross-default provisions in those instruments. To the extent events of default under the Indenture result in defaults with respect to Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See "Description of the Notes -- Certain Covenants." The Indenture does not contain covenants specifically designed to protect holders of the Notes in case there is a material adverse change in our financial position.

LIMITATIONS ON ABILITY TO REPURCHASE NOTES UPON CHANGE OF CONTROL

     Upon a change of control, each holder of Notes will have the right to require us to repurchase the holder's Notes. If there were a change of control of us, but we did not have sufficient funds to pay the repurchase price for all the Notes which are tendered, that failure would constitute an event of default under the Indenture. In addition, a change of control would breach a covenant under our existing revolving credit facility and is otherwise restricted by that facility, and may be prohibited or limited by, or create an event of default under, other agreements relating to borrowings into which we may enter from time to time. The borrowings under the revolving credit facility are, and other borrowings are likely to be, Senior Indebtedness. Therefore, a change of control at a time when we cannot pay for Notes which are tendered as a result of the change of control could result in holders of Notes receiving substantially less than the principal amount of the Notes. See "Description of the Notes -- Change of Control" and "-- Subordination."

ABSENCE OF PUBLIC MARKET; MARKET PRICES

     The Notes are not traded on a securities exchange or in a similar public market. This may make it difficult for a holder to sell Notes when the holder wants to do so. That, and a number of other factors, may affect the price at which Notes can be sold, including prevailing interest rates and the market for similar securities, as well as our operating results and financial condition. Historically, there has been substantial volatility in the prices of non-investment grade debt securities, and the price of the Notes is likely to be affected by factors which affect the price of non-investment grade debt securities generally.

WE WOULD BE ADVERSELY AFFECTED IF WE WERE SUBJECT TO THE INVESTMENT COMPANY ACT

     We try to conduct our business so we will not be subject to regulation as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). The Investment Company Act exempts, among others, entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Although not all real estate related assets qualify for this exemption, we believe a sufficient portion of our assets do qualify so we are "primarily" engaged in the business of purchasing or otherwise acquiring qualifying assets. If, however, due to a change in our assets, or a change in the value of particular assets, we became subject to regulation as an investment company under the Investment Company Act, we either would have to restructure our assets so we would not be subject to the Investment Company Act, or we would have to change materially the way we conduct our activities. Either of these changes could require us to sell substantial portions of our assets at a time we might not otherwise want to do so, and we could incur significant losses as a result. Further, in order to avoid becoming subject to the requirements of the Investment Company Act, we may be required at times to forego investments we would like to make or otherwise to act in a manner other than that which our management believes would maximize our earnings.

CONTROLLING STOCKHOLDER

     We have two classes of stock: common stock, which is entitled to one vote per share, and Class B Common Stock, which is entitled to ten votes per share. Leonard Miller owns, through a family partnership, approximately 99% of the Class B Common Stock, which entitles him to cast approximately 80% of the combined votes which can be cast by the holders of the common stock and the Class B Common Stock. That gives Mr. Miller the power to elect all our directors and to approve most matters which are presented to the stockholders, even if no other stockholders vote in favor of them. Mr. Miller's ownership might discourage someone from making a significant equity investment in us, even if we needed the investment to meet our obligations (including those on the Notes) and to operate our business.

                            DESCRIPTION OF THE NOTES

     We have summarized certain terms of the Notes and the Indenture in this section. This summary is not complete. The following description of the particular terms of the Notes supplements the description in the accompanying prospectus of the general terms and provisions of our debt securities. To the extent that the following description of Notes is inconsistent with that general description in the prospectus, the following description replaces that in the prospectus. We will issue the Notes under an Indenture dated as of January 25, 1999, between us and US Bank Trust National Association, as successor trustee (the "Trustee"), as supplemented by Supplemental Indentures dated as of January 25, 1999 and February 8, 2001 (all of which together are referred to as the "Indenture"). We have filed the Indenture with the SEC. You should read the Indenture for additional information before you purchase Notes. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this "Description of the Notes," "we," "our" or "us" refers to LNR Property Corporation and does not include our subsidiaries except in references to financial data determined on a consolidated basis.

GENERAL

     The Notes will be our general unsecured obligations and will be subordinated in right of payment to all existing and future Senior Indebtedness. The Notes will rank equal in right of payment with any of our other senior subordinated indebtedness and will rank senior in right of payment to any of our other subordinated indebtedness. In addition, as obligations of a holding company, the Notes will be effectively subordinated to all present and future indebtedness of our Subsidiaries. See "Risk Factors -- Subordination" and
"-- Structural Subordination to Subsidiary Debt."

PRINCIPAL, MATURITY AND INTEREST

     The Notes are limited in aggregate principal amount to $250 million (of which $15 million are being offered by this prospectus supplement, $135 million were issued on February 15, 2001 and $100 million were issued in January 1999) and will mature on January 15, 2009. The Notes originally had been limited to $100 million principal amount, but this was increased as of February 8, 2001 to $250 million. Interest on the Notes will accrue at 10 1/2% per annum and will be payable in arrears on each January 15 and July 15, commencing with regard to the Notes offered by this prospectus supplement on July 15, 2001 (with interest accruing from January 15, 2001). We will pay interest to the persons in whose names the Notes are registered at the close of business on the fifteenth day immediately preceding each interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. There is no sinking fund applicable to the Notes.

REDEMPTION

     Optional Redemption. The Notes will be redeemable at our option at any time on or after January 15, 2004 in whole or in part, upon not less than 30 nor more than 60 days' notice. If the Notes are redeemed during the twelve-month period commencing on January 15 of any of the years indicated below, the redemption price will equal the percentage of the amount of the redeemed Notes opposite that year, plus accrued and unpaid interest thereon to the applicable redemption date:

YEAR                                                        PERCENTAGE
----                                                        ----------
2004......................................................   105.375%
2005......................................................   104.031
2006......................................................   102.688
2007......................................................   101.344
2008 and thereafter.......................................   100.000

     Optional Redemption upon Public Equity Offerings. Notwithstanding the foregoing, at any time on or prior to January 15, 2002, we may redeem up to 35% of the aggregate principal amount of the Notes with net cash proceeds of one or more Public Equity Offerings. The redemption price will equal 110.750% of the aggregate principal amount to be redeemed, plus accrued and unpaid interest, if any, to the redemption date. However, immediately following such redemption, at least 65% of the aggregate principal amount of the Notes we issued (including the Notes we issued in January 1999 and the Notes we are offering by this prospectus supplement) must remain outstanding. The redemption must occur within 60 days of the date of the closing of any such Public Equity Offering.

     As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of our Qualified Capital Stock under an effective registration statement filed with the SEC in accordance with the Securities Act of 1933 (the "Securities Act").

SELECTION AND NOTICE OF REDEMPTION

     If less than all of the Notes are to be redeemed at any time, the Trustee will select the particular Notes or portions of Notes to be redeemed (1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, (2) if the Notes are not then listed, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate. Notes of $1,000 or less will not be redeemed in part. If a partial redemption is made with the proceeds of a Public Equity Offering, the Trustee will select the particular Notes to be redeemed on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited.

     Notice of redemption must be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note must state the portion of the principal amount of that Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion will be issued in the name of the Holder upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price.

SUBORDINATION

     The payment of all Obligations on the Notes will be subordinated in right of payment to the prior payment in full in cash or cash equivalents of all Obligations on Senior Indebtedness, whether outstanding on the Issue Date or thereafter incurred, including without limitation our obligations under the Credit Agreement. Upon any payment or distribution of our assets to creditors upon any total or partial liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of our assets or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding, all Obligations upon all Senior Indebtedness shall first be paid in full in cash or cash equivalents, or such payment duly provided for, before any payment or distribution is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any payment default occurs and is continuing with respect to any Senior Indebtedness, no payment of any kind or character shall be made by us or on our behalf or any other Person on our or that Person's behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

     In addition, if (1) any other event of default occurs and is continuing with respect to any Designated Senior Indebtedness permitting the holders of such Designated Senior Indebtedness then outstanding to accelerate the maturity thereof and (2) the Representative for that issue of Designated Senior Indebtedness gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default with respect to that issue of Designated Senior Indebtedness have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for that issue of Designated Senior Indebtedness terminating the Blockage Period (as defined below), during the

180 days after the delivery of such Default Notice (the "Blockage Period"), we and any of our Subsidiaries or any obligor under the Notes will not:

     - make any payment of any kind or character with respect to any Obligations on the Notes; or

     - acquire any of the Notes for cash or property or otherwise.

     Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced with respect to all issues of Designated Senior Indebtedness within any 360 consecutive days. No event of default which existed or was continuing on the commencement date of any Blockage Period shall be the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days. Any subsequent action, or any breach of any financial covenants for a period commencing after the commencement date of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose.

     As a result of this subordination, in the event of our insolvency, our creditors who are not holders of Senior Indebtedness, including the holders of the Notes, may recover less, ratably, than holders of Senior Indebtedness.

     As of November 30, 2000, giving pro forma effect to the $135 million principal amount of Notes issued on February 15, 2001, the issuance of the $15 million principal amount of Notes offered by this prospectus supplement and the assumed use of most of the estimated net proceeds from the issuances to repay Senior Indebtedness, the aggregate amount of Senior Indebtedness outstanding would have been $631.6 million.

     We are principally a holding company whose primary assets consist of shares of Common Stock issued by our Subsidiaries. Accordingly, we will be dependent upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our Subsidiaries in order to meet our debt obligations, including our obligations under the Notes. The Notes will not be guaranteed by our Subsidiaries and, consequently, our Subsidiaries are not obligated or required to pay any amounts pursuant to the Notes or to make funds available therefor in the form of dividends or advances. See "Risk
Factors -- Subordination" and "-- Structural Subordination to Subsidiary Debt."

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, you will have the right to require that we offer to repurchase all or any part of your Notes (the "Change of Control Offer"). The purchase price paid in such a repurchase will equal 101% of the principal amount of those Notes, plus accrued and unpaid interest to the date of repurchase.

     Within 30 days following the date upon which a Change of Control occurs, we will send by first class mail to each holder, with a copy to the Trustee, a notice which will govern the terms of the Change of Control Offer. The notice will state, among other things, the repurchase date, which may be no earlier than 30 days and no later than 45 days from the mailing date of the notice, other than as required by law (the "Change of Control Payment Date"). If you elect to have a Note repurchased in a Change of Control Offer, you must surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the paying agent before the close of business on the third business day prior to the Change of Control Payment Date.

     In connection with any Change of Control, we will within 30 days following any Change of Control, (1) obtain the consents under the Credit Agreement and all other Senior Indebtedness required to permit the repurchase of the Notes pursuant to a Change of Control Offer or (2) repay in full all Indebtedness, and terminate all commitments, under the Credit Agreement and all other Senior Indebtedness the terms of which would prohibit the purchase of the Notes under a Change of Control Offer.

     If we are obligated to make a Change of Control Offer, there can be no assurance that we will be able to obtain all required consents under Senior Indebtedness or have available funds sufficient to repay Senior Indebtedness and to pay the Change of Control purchase price for all the Notes tendered in the Change of Control Offer. In the event we are required to purchase outstanding Notes under a Change of Control Offer, we would need to seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain any such financing.

     Neither our Board of Directors nor the Trustee may waive the covenant relating to our obligation to repurchase Notes upon a Change of Control. That obligation, as well as restrictions in the Indenture on our and our Subsidiaries' ability to incur additional Indebtedness, to grant liens on our property and to make Restricted Payments may also make more difficult or discourage a takeover of us, whether favored or opposed by our management. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that we or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such obligations and restrictions, and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of us or any of our Subsidiaries by our management. However, the Indenture may not afford the holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

     A Change of Control will be deemed to have occurred on, among other events, the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our and our Subsidiaries' assets taken as a whole. Although there is case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase your Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our Subsidiaries' assets taken as a whole to another Person or group may be uncertain.

     We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

     We will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer in response to such Change of Control Offer.

CERTAIN COVENANTS

     Limitation on Incurrence of Additional Indebtedness. We will not, and will not cause or permit any of our Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur"), any Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness.

     Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, we and our

Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the incurrence of such Indebtedness, after giving effect to the incurrence thereof:

     - our Consolidated Fixed Charge Coverage Ratio is greater than 1.5 to 1.0;

     - the ratio of the aggregate amount of Recourse Indebtedness outstanding on a consolidated basis to our Consolidated Net Worth is less than 5.0 to 1.0;

     - the ratio of the aggregate amount of Senior Recourse Indebtedness outstanding on a consolidated basis to the sum of (1) our Consolidated Net Worth and (2) the aggregate amount of the Subordinated Indebtedness outstanding on a consolidated basis is less than 2.75 to 1.0; and

     - the ratio of the aggregate amount of Subordinated Indebtedness outstanding on a consolidated basis to our Consolidated Net Worth is less than 1.0 to 1.0.

     No Indebtedness incurred pursuant to the preceding paragraph shall be included in calculating any limitation set forth in the definition of Permitted Indebtedness. Neither the accrual of interest nor the accretion of original issue discount shall be deemed an incurrence of Indebtedness. Prior to any incurrence of Indebtedness pursuant to the preceding paragraph (other than an advance under a committed facility), we must deliver to the Trustee an officers' certificate setting forth the calculations by which such incurrence was determined to be permitted. If, during any month, we incur Indebtedness pursuant to the preceding paragraph through advances under a committed facility, we must deliver to the Trustee on the last day of such month an officers' certificate setting forth the calculations by which each such incurrence was determined to be permitted.

     Limitation on Restricted Payments. We will not, and will not cause or permit any of our Subsidiaries to, directly or indirectly, make a Restricted Payment (as defined below), if at the time of such Restricted Payment or immediately after giving effect thereto:

     - a Default or an Event of Default shall have occurred and be continuing;

     - we are not able to incur at least $1.00 of additional Indebtedness (other than additional Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant above;

     - the aggregate amount of all Restricted Payments (including such proposed Restricted Payment) made subsequent to the Base Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by our Board of Directors) shall exceed the sum of:

        (1) 50% of our cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) earned during the period beginning on the first day of the fiscal quarter including the Base Date and ending on the last day of the most recent fiscal quarter ending at least 30 days prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus

        (2) 100% of the aggregate net cash proceeds received by us from any Person (other than our Subsidiaries) from the issuance and sale subsequent to the Base Date and on or prior to the Reference Date of our Qualified Capital Stock, including treasury stock; plus

        (3) without duplication of any amounts included in clause (2) above, 100% of the aggregate net cash proceeds of any equity contribution received by us from a holder of our Capital Stock subsequent to the Base Date and on or prior to the Reference Date (excluding, in the case of clauses (2) and (3), any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes); plus

        (4) $42,500,000.

     The following actions are "Restricted Payments":

     - the declaration or payment of any dividend or any distribution (other than dividends or distributions made to us or any of our Subsidiaries and, if such Subsidiary is not a Wholly Owned Subsidiary, to such Subsidiary's other stockholders or interest holders on a pro rata basis, and other than any dividend or distribution payable solely in our Qualified Capital Stock) on or in respect of shares of our Capital Stock to holders of such Capital Stock;

     - the purchase, redemption, acquisition or retirement for value of any of our Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than the exchange of such Capital Stock or any warrants, rights or options to acquire shares of any class of our Capital Stock for our Qualified Capital Stock); or

     - any principal payment on, purchase, defeasance, redemption, prepayment, decrease, acquisition or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any of our or our Subsidiaries' Indebtedness that is subordinate or junior in right of payment to the Notes or any guarantee thereof.

     Notwithstanding the foregoing, the provisions of the first paragraph of this section will not prohibit:

     (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or the giving of such irrevocable redemption notice if the dividend or redemption would have been permitted on the date of declaration or giving of irrevocable redemption notice;

     (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of our Capital Stock, either:

        (i) solely in exchange for shares of our Qualified Capital Stock; or

        (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to any of our Subsidiaries) of shares of our Qualified Capital Stock;

     (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any of our Indebtedness that is subordinate or junior in right of payment to the Notes either:

        (i) solely in exchange for shares of our Qualified Capital Stock; or

        (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to any of our Subsidiaries) of:

           (A) shares of our Qualified Capital Stock; or

           (B) Refinancing Indebtedness; and

     (4) if no Default or Event of Default shall have occurred and be continuing, the repurchase of shares of, or options to purchase shares of, our Common Stock from our employees, former employees, directors or former directors pursuant to the terms of agreements or plans approved by our Board of Directors under which such individuals purchased or sold, or were granted the option to purchase or sell shares of Common Stock, provided, however, that the aggregate amount of such repurchases or Restricted Payments shall not exceed $250,000 any calendar year.

In determining the aggregate amount of Restricted Payments made subsequent to the Base Date, amounts expended pursuant to clauses (1), (2)(ii) and (3)(ii)(A) shall be included in such calculation.

     Not later than three business days before making any Restricted Payment, we will deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed.

     Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. We will not, and will not cause or permit any of our Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any of our Subsidiaries to:

     - pay dividends or make any other distributions on or in respect of its Capital Stock;

     - make loans or advances or pay any Indebtedness or other obligation owed to us or any of our other Subsidiaries; or

     - transfer any of its property or assets to us or any of our other Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

     (1)  applicable law;

     (2)  the Indenture with respect to the Notes;

     (3)  the Credit Agreement;

     (4) nonassignment provisions of any contract or any lease governing a leasehold interest of any of our Subsidiaries;

     (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

     (6) agreements existing on the Base Date to the extent and in the manner such agreements are in effect on the Base Date;

     (7) restrictions on the transfer of assets subject to any Lien permitted under the Indenture to secure Non-Recourse Indebtedness imposed by the holder of such Lien;

     (8) restrictions imposed by any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale;

     (9) any agreement or instrument governing Capital Stock of any Person that is acquired; or

     (10) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (3), (5) or (6) above, provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness incurred to Refinance the Indebtedness are not less favorable to us in any material respect as determined by our Board of Directors in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2),
          (3), (5) or (6), respectively.

     Limitation on Preferred Stock of Subsidiaries. We will not permit any of our Subsidiaries to issue any Preferred Stock (other than to us or to any of our Wholly Owned Subsidiaries) or permit any Person (other than us or any of our Wholly Owned Subsidiaries) to own any Preferred Stock of any of our Subsidiaries.

     Limitation on Liens and Guarantees. We will not, and will not cause or permit any of our Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens securing our Indebtedness that is expressly subordinate or junior in right of payment to the Notes or is equal in right of payment to the Notes against or upon any of our or our Subsidiaries' property or assets (whether owned on the Issue Date or acquired after the Issue
Date), or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, or to grant any guarantees of such Indebtedness, unless:

     - in the case of Liens securing our Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

     - in the case of guarantees of our Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are subject to a guarantee from the same guarantor or guarantors that is senior in priority to such guarantees; and

     - in all other cases, the Notes are equally and ratably secured or guaranteed as applicable.

     For purposes of clarification, any Lien against property, assets, proceeds or rights to receive income or profits securing Indebtedness which has been guaranteed will be considered to be a Lien securing the Indebtedness and not a Lien securing the guarantee.

     Prohibition on Incurrence of Senior Subordinated Debt. We will not incur or permit to exist Indebtedness that by its terms (or by the terms of any agreement governing such Indebtedness) is senior in right of payment to the Notes and expressly subordinate in right of payment to any of our other Indebtedness.

     Merger, Consolidation and Sale of Assets. We will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets (determined on a consolidated basis for us and our Subsidiaries) unless:

     - either:

        (1) we are the surviving or continuing corporation; or

        (2) the Person (if other than us) formed by such consolidation or into which we are merged or which acquires our and our Subsidiaries' properties and assets substantially as an entirety (the "Surviving Entity") (i) is a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (ii) expressly assumes, by supplemental indenture, the due and punctual payment of our payment obligations under the Notes and the performance of all of our covenants under the Notes and the Indenture;

     - immediately after giving effect to such transaction and the assumption contemplated by clause (2)(ii) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), we or such Surviving Entity, as the case may be:

        (1) shall have a Consolidated Net Worth equal to or greater than our Consolidated Net Worth immediately prior to such transaction; and

        (2) shall be able to incur at least $1.00 of additional Indebtedness (other than additional Permitted Indebtedness) pursuant to the "-- Limitation on Incurrence of Additional Indebtedness" covenant;

     - immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (2)(ii) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

     - we or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such transaction and any required supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our Subsidiaries, the Capital Stock of which constitutes all or substantially all of our properties and assets shall be deemed to be the transfer of all or substantially all of our properties and assets.

     If we are not the continuing corporation in any transaction in accordance with the foregoing, the successor Person formed by such consolidation or into which we are merged or to which such conveyance, lease or transfer is made shall (upon the required assumption described above) succeed to, and be substituted for, and may exercise every right and power we have under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

     Limitations on Transactions with Affiliates. We will not, and will not cause or permit any of our Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than:

     - Permitted Affiliate Transactions (as defined below); and

     - Affiliate Transactions on terms that are no less favorable to us or such Subsidiary than those that might reasonably have been obtained or are obtainable in a comparable transaction at such time on an arm's-length basis from a Person that is not our or such Subsidiary's Affiliate.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million must be approved by our Board of Directors or such Subsidiary, as the case may be. The Board's approval is to be evidenced by a Board Resolution stating that such Board of Directors (including a majority of the directors who do not have any interest in the Affiliate Transaction) has determined that such transaction complies with the foregoing provisions. In addition, if we or any of our Subsidiaries enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) involving aggregate payments or other property with a fair market value in excess of $7.5 million, we or such Subsidiary, as the case may be, shall, prior to the consummation of that transaction or transactions, obtain a favorable opinion as to the fairness of such transaction or transactions to us or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor.

     The following transactions are Permitted Affiliate Transactions:

     - payment of reasonable fees and compensation to, and indemnity provided on behalf of, our or any of our Subsidiaries' officers, directors, employees, consultants or agents, as determined in good faith by our Board of Directors or senior management;

     - transactions between or among us and any of our Wholly Owned Subsidiaries or between or among such Wholly Owned Subsidiaries provided such transactions are not otherwise prohibited by the Indenture;

     - any agreement as in effect as of the Base Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Base Date;

     - Restricted Payments permitted by the Indenture; and

     - transactions between or among us or any of our Subsidiaries and the Land Partnership, provided such transactions are permitted by and are effected in accordance with the terms of the Partnership Agreement of the Land Partnership and our By-laws, in each case, as in effect on the Base Date.

     Conduct of Business. We will, and will cause our Subsidiaries to, engage primarily in the businesses of acquiring, developing, selling, owning, managing, operating, leasing, credit enhancing and insuring commercial and multi-family residential real estate, real estate related lending, acquiring, owning, servicing and collecting real estate related loans and other underperforming debt securities, investing in real estate related securities and securities of companies engaged primarily in real estate related activities, and other activities related to or arising out of any of those activities.

     Reports to Holders. We will deliver to the Trustee within 15 days after the filing of the same with the SEC, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, we will file with the Commission, to the extent permitted, and provide the Trustee and the holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. We will also comply with the other provisions of 314(a) of the TIA.

EVENTS OF DEFAULT

     Each of the following are Events of Default under the Indenture:

     (1) if we fail to pay interest on any Notes when it becomes due and payable and the default continues for a period of 30 days, whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

     (2) if we fail to pay the principal on any Notes, when it becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a Change of Control Offer or make a payment to purchase Notes tendered pursuant to a Change of Control Offer), whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

     (3) if we fail to observe or perform any other covenant or agreement contained in the Indenture which continues for a period of 30 days after we received written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of our default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

     (4) if we fail to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any of our or our Subsidiaries' Recourse Indebtedness, or the acceleration of the final stated maturity of any such Recourse Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Recourse Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

     (5) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against us or any of our Subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

     (6) certain events of bankruptcy affecting us or any of our Subsidiaries.

     The Events of Default described in clauses (4), (5) and (6) above with respect to a Subsidiary shall not apply if that Person was not a Subsidiary at the time such event or condition occurred unless, in the case of clause (4) or
(5) above, we or another of our Subsidiaries assumes or otherwise becomes liable for the liability referred to therein or the liabilities generally of such Person.

     If an Event of Default (other than an Event of Default specified in clause
(6) above) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by written notice to us and, if it is given by Holders, the Trustee specifying the respective Event of Default and that it is a

"notice of acceleration" (the "Acceleration Notice"). Upon delivery of an Acceleration Notice, the principal of and accrued interest on all the Notes:

     - shall become immediately due and payable; or

     - if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or five business days after receipt by us and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

     If an Event of Default specified in clause (6) above occurs and is continuing with respect to us, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     At any time after a declaration of acceleration with respect to the Notes, the Holders of a majority in aggregate principal amount of the Notes may rescind and cancel such declaration and its consequences:

     - if the rescission would not conflict with any judgment or decree;

     - if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

     - if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

     - if we have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

     - in the event of the cure or waiver of an Event of Default of the type described in clause (4) of the description above of Events of Default, the Trustee has received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

     No such rescission shall affect any subsequent Default or impair any rights arising from a subsequent Default.

     The Holders of a majority in aggregate principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

     The Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     We are required to provide an officers' certificate to the Trustee promptly upon our obtaining knowledge of any Default or Event of Default that has occurred and, if applicable, describe such Default or Event of Default and the status thereof. In addition, we must provide an annual certification as to the existence of Defaults and Events of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     We may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Legal Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

     - the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

     - our obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, replacement of mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

     - the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith; and

     - the Legal Defeasance provisions of the Indenture.

     In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture, including the covenants relating to a Change of Control ("Covenant Defeasance"). Following a Covenant Defeasance, any omission to comply with such obligations shall not constitute a Default or Event of Default. If a Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default.

     In order to exercise Legal Defeasance or Covenant Defeasance:

     - we must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, noncallable United States government obligations, or a combination thereof, in such amounts as will be sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated dates for payment thereof or on the applicable redemption date, as the case may be;

     - in the case of Legal Defeasance, we must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

        (1) we have received from, or there has been published by, the Internal Revenue Service a ruling; or

        (2) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

     - in the case of Covenant Defeasance, we must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

     - no Default or Event of Default shall have occurred and be continuing on the date of such deposit (after giving effect to the deposit) or, in the case of Legal Defeasance, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes concurrently with such incurrence);

     - such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

     - we must deliver to the Trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the Holders over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our other creditors or others;

     - we must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with;

     - we must deliver to the Trustee an opinion of counsel to the effect that, after the 91st day following the deposit, assuming that no bankruptcy related default or Event of Default has occurred and is continuing on such day:

        (1) the trust funds will not be subject to any rights of holders of our Indebtedness other than the Notes; and

        (2) the deposit of trust funds will not be subject to avoidance under any applicable preference or similar laws; and

     - certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

     - either:

        (1) all the Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by us and repaid to us or discharged from such trust; or

        (2) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from us directing the Trustee to apply such funds to the payment thereof;

     - we have paid all other sums payable by us under the Indenture; and

     - we have delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

     From time to time, we and the Trustee, without the consent of the Holders, may amend the Indenture with respect to the Notes for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel and an officer's certificate. Other modifications, waivers and amendments of the Indenture with respect to the Notes may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes. However, without the consent of each Holder affected thereby, no amendment or waiver may:

     - reduce the amount of Notes whose Holders must consent to an amendment;

     - reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

     - reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

     - make any Notes payable in money other than that stated in the Notes;

     - make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and premium, if any, and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

     - amend, change or modify in any material respect our obligation to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto; or

     - modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the Holders.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to conflicts of law.

CONCERNING THE TRUSTEE

     US Bank Trust National Association, the Trustee under the Indenture, currently is the paying agent, registrar and custodian with regard to the Notes. The Trustee also is the trustee under the indenture relating to our 9 3/8% Senior Subordinated Notes due 2008. An affiliate of the Trustee has extended a construction loan to us and is one of the lenders in a $350 million unsecured revolving credit facility under which we borrow money. We also may maintain custodial and deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business. The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

     Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man or woman would exercise or use under the circumstances in the conduct of his or her own affairs.

     If the Trustee becomes our creditor, the Indenture and the provisions of the TIA limit the right of the Trustee to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions. However, if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

GLOBAL SECURITIES

     The Notes will be issued in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for individual Notes, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

BOOK-ENTRY SYSTEM

     Initially, the Notes will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriter as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds Securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, eliminating the need for physical movement of Securities certificates. Direct Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations.

     The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

     Payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Securities. We and the Trustee will treat the Depositary's nominees as the owners of such Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Notes to owners of beneficial interests in the Global Securities. It is the Depositary's current practice, upon receipt of any payment, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with Securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee or us.

     Notes represented by a Global Security will be exchangeable for Notes in definitive form of like tenor in authorized denominations only if:

     - the Depositary notifies us that it is unwilling or unable to continue as Depositary;

     - the Depositary ceases to be a clearing agency registered under applicable law and a successor Depositary is not appointed by us within 90 days; or

     - we, in our discretion, determine not to require all of the Notes to be represented by a Global Security and notify the Trustee of our decision.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to us, all payments on the Notes will be made by us in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes; therefore, the Depositary will require that trades be settled in immediately available funds.

CERTAIN DEFINITIONS

     The following are definitions of certain of the terms used in the Indenture.

     "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes our Subsidiary or at the time it merges or consolidates with or into us or any of our Subsidiaries or assumed by us or any of our Subsidiaries in connection with the acquisition of assets from such Person.

     "Adjusted Consolidated EBITDA" means, with respect to any Person for any period, the sum of Consolidated EBITDA plus any non-refundable housing tax credits used by such Person and its Consolidated Subsidiaries to reduce the amount of income taxes that would have otherwise been payable by such Person and its Consolidated Subsidiaries for such period.

     "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

     "Asset Acquisition" means:

     - an Investment by us or any of our Subsidiaries in any other Person pursuant to which such Person shall become our Subsidiary, or shall be merged with or into us or any of our Subsidiaries; or

     - the acquisition by us or any of our Subsidiaries of the assets of any Person (other than our Subsidiary) which constitutes all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

     "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by us or any of our Subsidiaries (including any sale and leaseback transaction) to any Person other than us or our Wholly Owned Subsidiaries of:

     - any Capital Stock of any of our Subsidiaries; or

     - any of our or our Subsidiaries' other property or assets other than in the ordinary course of business.

     "Base Date" means March 24, 1998, the date on which the 9 3/8% Senior Subordinated Notes were originally issued.

     "Base Date Indenture" means the Indenture, dated as of March 24, 1998, between the Company and US Bank Trust National Association (formerly named First Trust of New York, National Association) relating to the 9 3/8% Senior Subordinated Notes.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP. For purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

     "Capital Stock" means:

     - with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether voting or nonvoting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

     - with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

     "Change of Control" means the occurrence of one or more of the following events:

     - any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets or the assets of Leisure Colony to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than, in the case of Leisure Colony, a transaction with us or any of our Wholly Owned Subsidiaries;

     - the approval by the holders of our Capital Stock of any plan or proposal for our liquidation or dissolution (whether or not otherwise in compliance with the provisions of the Indenture);

     - any Person or Group (other than Leonard Miller and any Permitted Transferees of Leonard Miller) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding Capital Stock;

     - Leisure Colony shall cease being our Wholly Owned Subsidiary; or

     - a majority of the members of our Board of Directors are persons who were not directors on the Issue Date and whose election was not approved by a vote of at least a majority of the members of our Board of Directors in office at the time of the election who either were members of such Board of Directors on the Base Date or whose election as members of such Board of Directors was previously approved by such a majority.

     "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated EBITDA" means, with respect to any Person for any period, the sum (without duplication) of:

     (1) Consolidated Net Income, plus

     (2) to the extent Consolidated Net Income has been reduced thereby,

        (i) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business),

        (ii)  Consolidated Interest Expense, and

        (iii) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Adjusted Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period.

     In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

     - the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

     - any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act as in effect on the Base Date) (provided that such Consolidated EBITDA shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income") attributable to the assets which are the subject of the Asset Acquisition or Asset Sale occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period).

If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

     (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

     (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

     (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

     "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

     (1) Consolidated Interest Expense, plus

     (2) the product of

        (i) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times

        (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

     (1) the aggregate of the interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation:

        (i)   any amortization of debt discount;

        (ii)  the net costs under Interest Swap Obligations;

        (iii) all capitalized interest; and

        (iv) the interest portion of any deferred payment obligation; and

     (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP, minus amortization or write off of deferred financing costs.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP. However, Consolidated Net Income shall not include:

     (1) gains (and losses) on an after-tax effected basis from Asset Sales or abandonments or reserves relating thereto;

     (2) items classified as extraordinary or nonrecurring gains or losses on an after tax-effected basis;

     (3) the net income or loss of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Subsidiary of the referent Person;

     (4) the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted, directly or indirectly, by operation of the terms of its charter or constituent documents or any agreement, instrument, judgment, law, order, statute, rule, or governmental regulation or for any other reason whatsoever;

     (5) the net income or loss of any other Person, other than a Consolidated Subsidiary of the referent Person, except:

        (i) to the extent (in the case of net income) of cash dividends or distributions paid to the referent Person, or to a Wholly Owned Subsidiary of the referent Person (other than a Subsidiary described in clause (4) above), by such other Person; or

        (ii) that the referent Person's share of any net income or loss of such other Person under the equity method of accounting for Affiliates shall not be excluded;

     (6) any restoration to income of any contingency reserve of an extraordinary, nonrecurring or unusual nature, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Base Date;

     (7) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

     (8) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor prior to such consolidation, merger or transfer of assets.

     "Consolidated Net Worth" means, with respect to any Person, the consolidated stockholders' equity of such Person as of the end of the last completed fiscal quarter ending on or prior to the date of the transaction giving rise to the need to calculate Consolidated Net Worth, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person and interests in such Person's Consolidated Subsidiaries not owned, directly or indirectly by such Person.

     "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization, and other non-cash charges of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges which require an accrual of or a reserve for cash charges for any future period).

     "Consolidated Subsidiary" means, with respect to any Person, a Subsidiary of such Person, the financial statements of which are consolidated with the financial statements of such Person in accordance with GAAP.

     "Credit Agreement" means the Amended and Restated Revolving Credit Agreement dated as of March 27, 1998, among us, certain of our Subsidiaries, the lenders party thereto in their capacities as lenders thereunder and Bank of America, National Association, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time. The Credit Agreement includes any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings (provided, however, that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above other than as Permitted Indebtedness) or adding our Subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement whether by the same or any other agent, lender or group of lenders.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any of our Subsidiaries against fluctuations in currency values.

     "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Indebtedness" means:

     - Indebtedness under or in respect of the Credit Agreement; and

     - any other Indebtedness constituting Senior Indebtedness which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Indebtedness as our "Designated Senior Indebtedness."

     "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (other than as a result of a Change of Control) on or prior to the final maturity date of the Notes.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

     "Existing Indebtedness" means (i) our Indebtedness under the 9 3/8% Senior Subordinated Notes and (ii) any other Indebtedness of us or our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Base Date or incurred subsequent to the Base Date and on or prior to the Issue Date in accordance with the terms of the Base Date Indenture (other than as "Permitted Indebtedness" thereunder), until such amounts are repaid.

     "Fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by our Board of Directors acting reasonably and in good faith and shall be evidenced by a Board Resolution of our Board of Directors.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the Issue Date.

     "Holder" means any holder of Notes.

     "Indebtedness" means, with respect to any Person, without duplication:

     (1) all Obligations of such Person for borrowed money;

     (2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

     (3) all Capitalized Lease Obligations of such Person;

     (4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

     (5) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

     (6) guarantees and other contingent obligations in respect of Indebtedness of any other Person that is referred to in clauses (1) through (5) above and clause (8) below;

     (7) all Obligations of any other Person of the kind referred to in clauses
         (1) through (6) above and clause (8) below which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

     (8) all Obligations under currency agreements and interest swap agreements of such Person; and

     (9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

     For purposes hereof, the amount of any guarantee or other contingent obligation in respect of Indebtedness of:

     (i) any other Person (other than a Subsidiary of such Person) shall be deemed to be equal to the maximum amount of such Indebtedness, unless the liability is otherwise limited by the terms of such guarantee or other contingent obligation regarding such Indebtedness, in which case, the amount of such guarantee or other obligation shall be deemed to equal the maximum amount of such liability; and

     (ii) any Subsidiary of such Person, at the option of such Person, shall be deemed to be either the amount determined pursuant to clause (i) or the actual outstanding amount of such Indebtedness.

     For purposes of this definition, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture. If such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

     "Independent Financial Advisor" means a firm which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in us or any of our Subsidiaries and which, in the judgment of our Board of Directors, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on a stated notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by us and our Subsidiaries on commercially reasonable terms in accordance with our or our Subsidiaries' normal trade practices, as the case may be.

     "Issue Date" means the date of original issuance of the Notes (i.e., January 25, 1999).

     "Land Partnership" means Lennar Land Partners, a Delaware general partnership.

     "Leisure Colony" means Leisure Colony Management Corp., a Florida corporation, and its successors including any of our Subsidiaries to which all or substantially all the assets of Leisure Colony Management Corp. are sold, leased or otherwise transferred.

     "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

     "Mortgage Subsidiary" means our Wholly Owned Subsidiary formed after the Base Date solely for the purpose of engaging in the mortgage banking business and incidental activities directly related thereto.

     "Non-Recourse Indebtedness" means any of our or any of our Subsidiaries' Indebtedness that is:

     - specifically advanced to finance the acquisition of investment assets and secured only by the assets to which such Indebtedness relates without recourse to us or any of our Subsidiaries;

     - advanced to any of our Subsidiaries or group of our Subsidiaries formed for the sole purpose of acquiring or holding investment assets against which a loan is obtained that is made without recourse to, and with no cross-collateralization against our or any of our other Subsidiaries' assets and upon complete or partial liquidation of which the loan must be correspondingly completely or partially repaid, as the case may be; or

     - specifically advanced to finance the acquisition of real property and secured by only the real property to which such Indebtedness relates without recourse to us or any of our Subsidiaries.

     "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Indebtedness" means, without duplication, each of the following:

     (1) Indebtedness under the Notes in an aggregate principal amount not in excess of $100 million;

     (2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate outstanding principal amount at any time not to exceed $220 million;

     (3) our Interest Swap Obligations covering our or any of our Subsidiaries' Indebtedness; provided, however, that such Interest Swap Obligations are entered into to protect us and our Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

     (4) Indebtedness under Currency Agreements; provided, however, that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase our or our Subsidiaries' Indebtedness outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

     (5) Indebtedness of a Subsidiary to us or to any of our Wholly Owned Subsidiaries for so long as such Indebtedness is held by us or any of our Wholly Owned Subsidiaries, in each case subject to no Liens held by any Person other than us or any of our Wholly Owned Subsidiaries. However, if on any date any Person other than us or any of our Wholly Owned Subsidiaries acquires any such Indebtedness or obtains a Lien in respect of such Indebtedness, such date shall be deemed the date of incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness unless such Indebtedness is otherwise permitted under the Indenture;

     (6) our Indebtedness to any of our Wholly Owned Subsidiaries for so long as such Indebtedness is held by any of our Wholly Owned Subsidiaries, in each case subject to no Lien; provided, however, that:

        (i) any of our Indebtedness to any of our Wholly Owned Subsidiaries is unsecured and subordinated, pursuant to a written agreement, to our obligations under the Indenture and the Notes at least to the same extent that the Notes are subordinated to Senior Indebtedness; and

        (ii) if on any date any Person other than any of our Wholly Owned Subsidiaries acquires any such Indebtedness or obtains a Lien in respect of such Indebtedness, such date shall be deemed the date of incurrence of Indebtedness not constituting our Permitted Indebtedness unless such Indebtedness is otherwise permitted under the Indenture;

     (7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

     (8) our or any of our Subsidiaries' Indebtedness represented by letters of credit for our account or such Subsidiaries, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

     (9) Existing Indebtedness;

     (10) Non-Recourse Indebtedness of the Mortgage Subsidiary;

     (11) Additional Indebtedness in an aggregate principal amount not to exceed $50.0 million at any time outstanding; and

     (12) Refinancing Indebtedness.

     "Permitted Transferee" means, with respect to any Person:

     - that Person's spouse;

     - a parent or lineal descendant (including an adopted child) of a parent of that Person, or the spouse of a lineal descendant of a parent of that Person;

     - a trustee, guardian or custodian for, or an executor, administrator or other legal representative of the estate of, that Person, or a trustee, guardian or custodian for a Permitted Transferee of that Person;

     - the trustee of a trust (including a voting trust) for the benefit of that Person; and

     - a corporation, partnership or other entity of which that Person and Permitted Transferees of that Person are the beneficial owners of a majority in voting power of the equity.

     "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

     "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

     "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

     "Recourse Indebtedness" means all of our and our Subsidiaries' Indebtedness other than Non-Recourse Indebtedness.

     "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

     "Refinancing Indebtedness" means any Refinancing by us or any of our Subsidiaries of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses
(2), (3), (4), (5), (6), (7), (8), (10), (11) or (12) of the definition of
Permitted Indebtedness), in each case that does not:

     - result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees and expenses incurred by us or such Subsidiary, as the case may be, in connection with such Refinancing), except to the extent that any such increase in Indebtedness is otherwise permitted by the Indenture; or

     - create Indebtedness with:

        (1) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or

        (2) a final maturity earlier than the final maturity of the Indebtedness being Refinanced.

     However, if such Indebtedness being Refinanced is our Indebtedness, then such Refinancing Indebtedness shall be solely our Indebtedness and (x) if such Indebtedness being Refinanced is equal in right of payment with the Notes, then such Refinancing Indebtedness shall be equal in right of payment with or subordinate to the Notes or (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

     "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness. However, if and for so long as any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

     "Senior Indebtedness" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any of our Indebtedness, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

     (1) all of our monetary obligations (including guarantees thereof) of every nature under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities;

     (2) all Interest Swap Obligations (including guarantees thereof); and

     (3) all obligations (including guarantees) under Currency Agreements, in each case whether outstanding on the Issue Date or thereafter incurred.

     Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

     (1) any of our Indebtedness to any of our Subsidiaries or any of our Affiliates or any of such Affiliate's Subsidiaries;

     (2) Indebtedness to, or guaranteed on behalf of, our or any of our Subsidiaries' shareholders, directors, officers or employees (including, without limitation, amounts owed for compensation);

     (3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

     (4) Indebtedness represented by Disqualified Capital Stock;

     (5) any liability for federal, state, local or other taxes we owe;

     (6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness;"

     (7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code is without recourse to us; and

     (8) any Indebtedness which is, by its express terms, subordinated in right of payment to any of our other Indebtedness.

     "Senior Recourse Indebtedness" means all Senior Indebtedness other than Senior Indebtedness that is Non-Recourse Indebtedness plus Subsidiary Unsubordinated Indebtedness of each of our Subsidiaries (but only to the extent not in excess of the book value of the assets of the issuer thereof) other than Subsidiary Unsubordinated Indebtedness of such Subsidiary that is Non-Recourse Indebtedness.

     "Subordinated Indebtedness" means all of our and our Subsidiaries' Indebtedness which expressly provides that such Indebtedness shall be subordinated in right of payment to any other Indebtedness.

     "Subsidiary" means, with respect to any Person:

     - any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person;

     - any other Person (other than a partnership) of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person; or

     - any partnership the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Unsubordinated Indebtedness" means all Indebtedness of any of our Subsidiaries other than Subordinated Indebtedness thereof.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     (1) the then outstanding aggregate principal amount of such Indebtedness into

     (2) the sum of the total of the products obtained by multiplying

        (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

        (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     "Wholly Owned Subsidiary" means, with respect to any Person, any Subsidiary of such Person:

     - of which all the outstanding voting securities normally entitled to vote in the election of directors are owned by such Person or any Wholly Owned Subsidiary of such Person (other than directors qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law); or

     - all the outstanding partnership interests are owned by such Person or any Wholly Owned Subsidiary of such Person.

     "9 3/8% Senior Subordinated Notes" means our 9 3/8% Senior Subordinated Notes due 2008.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, Deutsche Banc Alex. Brown Inc. (the "Underwriter") has agreed to purchase from us the $15 million principal amount of Notes offered by this prospectus supplement at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The Underwriter will also pay us interest accrued on the Notes from January 15, 2001 to the date of delivery.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent.

     We have been advised by the Underwriter that the Underwriter proposes to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of .25% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .10% of the principal amount of the Notes to certain other dealers. After commencement of the offering, the offering price and other selling terms may be changed by the Underwriter.

     The Notes offered by this prospectus supplement are in addition to $100,000,000 principal amount of Notes that were issued in January 1999 and $135,000,000 principal amount of Notes that were issued on February 15, 2001. The Notes are not listed on any securities exchange. The Underwriter has acted as a market maker for the Notes and has advised us that it intends to continue to do so. However, the Underwriter is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     We have agreed to indemnify the Underwriter and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

     The Underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, it may engage in transactions, including over-allotment and stabilizing bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the Underwriter for the purpose of fixing or maintaining the price of the Notes. The Underwriter is not obligated to engage in these activities and, if commenced, any of these activities may be discontinued at any time.

     The Underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

     The Underwriter and its predecessors and affiliates have from time to time provided, and expect to continue to provide, financial and advisory services to us for customary fees. Affiliates of the Underwriter are lenders to us. An affiliate of the Underwriter was an investor, together with one of our subsidiaries, in a venture that was formed to make various investments in Japan. The Underwriter acted as our solicitation agent in connection with our solicitation of consents from holders of the Notes to amend the Indenture to increase the maximum principal amount of Notes we may issue from $100,000,000 to $250,000,000. We paid it customary fees for acting in that capacity.

                                 LEGAL MATTERS

     Clifford Chance Rogers & Wells LLP, New York, New York will pass upon the validity of the Notes for us. Willkie Farr & Gallagher, New York, New York will pass upon certain legal matters in connection with the Notes for the Underwriter.

                                    EXPERTS

     Our consolidated financial statements as of November 30, 1999 and 1998 and for each of the three years in the period ended November 30, 1999 and related financial statement schedules, included or incorporated by reference in this prospectus supplement and the prospectus and registration statement of which it is a part, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference in this prospectus supplement and the prospectus and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

                              INFORMATION WE FILE

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to securities we may issue, including the Notes. This prospectus supplement and the accompanying prospectus, which constitute part of the Registration Statement, do not contain all the information in the Registration Statement and the exhibits and schedules to it. We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

PROSPECTUS

                            LNR PROPERTY CORPORATION

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                            WARRANTS AND GUARANTEES

     We may from time to time offer our common stock, preferred stock (which we may issue in one or more series), depositary shares representing shares of preferred stock, debt securities (which we may issue in one or more series) or warrants entitling the holders to purchase common stock, preferred stock, depositary shares or debt securities, at an aggregate initial offering price which will not exceed $400,000,000. We may also issue guarantees of the obligations of our subsidiaries or others under securities they issue. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

     We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we offer in the future. We may describe the terms of those securities in a term sheet which will precede the prospectus supplement.

     In each prospectus supplement we will include the following information:

     - The names of the underwriters or agents, if any, through which we will sell the securities;

     - The proposed amounts of securities, if any, which the underwriters will purchase;

     - The compensation, if any, of those underwriters or agents;

     - The initial public offering price of the securities;

     - Information about securities exchanges or automated quotation systems on which the securities will be listed or traded; and

     - Any other material information about the offering and sale of the securities.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               DECEMBER 10, 1998

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
FORWARD-LOOKING INFORMATION...........    2
THE COMPANY...........................    2
USE OF PROCEEDS.......................    3
RATIO OF EARNINGS TO FIXED CHARGES....    3
DESCRIPTION OF DEBT SECURITIES........    3
DESCRIPTION OF WARRANTS...............    6
DESCRIPTION OF COMMON STOCK AND
  PREFERRED SECURITIES................    6

                                        PAGE
                                        ----
DESCRIPTION OF DEPOSITARY SHARES......    8
DESCRIPTION OF GUARANTEES.............    9
LEGAL MATTERS.........................    9
EXPERTS...............................    9
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................   10
INFORMATION WE FILE...................   10

                            ------------------------

                          FORWARD-LOOKING INFORMATION

     We make forward-looking statements about our business in our filings with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward-looking statements are reasonable, it is possible they will prove not to have been correct, particularly given the cyclical nature of the commercial real estate market, in addition to the cyclical nature of the commercial real estate business. Among the factors which create uncertainties about our future performance are changes in interest rates, changes in demand for commercial real estate nationally, in areas in which we own properties, or in areas in which properties securing mortgages we own are located, changes in the demand for real estate related securities, and national or regional business conditions which affect the ability of mortgage obligors to pay principal or interest when it is due.

                                  THE COMPANY

     We are a real estate investment and management company. We structure and make real estate related investments and, through our expertise in developing and managing properties, we seek to enhance the value of those investments. We and our predecessor have been engaged in the development, ownership and management of commercial and multi-family residential properties since 1969.

     Our activities primarily consist of:

     - Developing and managing commercial and multi-family residential properties;

     - Acquiring, managing and repositioning commercial and multi-family residential real estate loans and properties;

     - Acquiring (often in partnership with financial institutions and real estate funds) and managing portfolios of real estate assets;

     - Investing in unrated and non-investment grade rated commercial mortgage-backed securities ("CMBS") as to which we have the right to be special servicer (i.e., to oversee workouts of underperforming and nonperforming loans); and

     - Making high yielding real estate related loans and equity investments.

We adjust our investment focus from time to time to adapt to changes in markets and phases of the real estate cycle.

     Lennar Corporation formed our company in June 1997 to separate Lennar's real estate investment and management business from its homebuilding business. On October 31, 1997, Lennar distributed our stock to Lennar's stockholders in a tax-free spin-off. We treat activities conducted by Lennar, as our predecessor, of the type we currently conduct as our own historical activities.

                                USE OF PROCEEDS

     Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use to repay indebtedness, for acquisitions or for other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                      NINE MONTHS
                                                         ENDED          YEARS ENDED NOVEMBER 30,
                                                      AUGUST 31,    ---------------------------------
                                                         1998       1997   1996   1995   1994    1993
                                                      -----------   ----   ----   ----   -----   ----
Ratio of earnings to fixed charges(1)...............     3.0x       3.6x   4.8x   5.5x   10.4x   9.6x

------------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (we did not have any material original issue discount, interest within rental expense or capitalized lease obligations during the periods presented).

     There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue the debt securities under an indenture with The Bank of New York, as trustee, which we may supplement from time to time. The following paragraphs describe the provisions of the indenture. We are filing the indenture as an exhibit to the registration statement of which this prospectus is a part and you may inspect it at the office of the trustee.

GENERAL

     The debt securities will be direct, unsecured obligations of our company and may be either senior debt securities or subordinated debt securities. The indenture does not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. A supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular series of debt securities offered. Each prospectus supplement will describe:

     - the title of the debt securities and whether the debt securities are senior or subordinated debt securities;

     - any limit upon the aggregate principal amount of a series of debt securities which we may issue;

     - the date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable;

     - the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

     - the currency or currencies in which principal, premium, if any, and interest, if any, will be paid;

     - the place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange;

     - any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities;

     - the right, if any, of holders of the debt securities to convert them into common stock or other securities, including any provisions intended to prevent dilution of the conversion rights;

     - any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities;

     - any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

     - the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

     - any special or modified events of default or covenants with respect to the debt securities; and

     - any other material terms of the debt securities.

     To the extent that the description of a particular series of debt securities contained in a prospectus supplement is inconsistent with the general description in this "Description of Debt Securities," the description contained in the prospectus supplement will replace the description in this prospectus.

     The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities may contain provisions of that type.

     We may issue debt securities at a discount from their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount.

     If the principal of, premium, if any, or interest with regard to any series of debt securities is payable in a foreign currency, we will describe in the prospectus supplement relating to those debt securities any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

FORM OF DEBT SECURITIES

     We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

     We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

     An event of default with respect to each series of debt securities will include:

     - our default in payment of the principal of or premium, if any, on any debt securities of that series;

     - our default for a period specified in a supplemental indenture, which may be no period, in payment of any installment of interest, if any, on any debt securities of that series;

     - our default for a period specified in the supplemental indenture after notice in the observance or performance of any other covenants in the indenture; and

     - certain events involving our bankruptcy, insolvency or reorganization.

Supplemental indentures relating to particular series of debt securities may include other events of default.

     The indenture provides that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders of the series to do so.

     The indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the series of debt securities then outstanding may declare the principal of and accrued interest, if any, on all the series of debt securities to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the series of debt securities then outstanding.

     The holders of a majority in outstanding principal amount of a series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

     A prospectus supplement will describe any additional or different events of default which apply to any series of debt securities.

MODIFICATION OF THE INDENTURE

     We and the trustee may:

     - without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities;

     - with the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally; and

     - with the consent of the holders of not less than a majority in outstanding principal amount of any series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that series of debt securities.

     However, we may not:

     - extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any of our other securities, without the consent of each holder of debt securities who will be affected; or

     - reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of the series which will be affected.

MERGERS AND OTHER TRANSACTIONS

     We may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless (i) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture, and
(ii) with regard to each series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

CONCERNING THE TRUSTEE

     The Bank of New York, the trustee under the indenture, provides, and may continue to provide, loans and banking services to us in the ordinary course of its business.

GOVERNING LAW

     The indenture, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York State.

                            DESCRIPTION OF WARRANTS

     Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

     - the securities which may be purchased by exercising the warrants (which may be common stock, preferred stock, debt securities, depositary shares or units consisting of two or more of those types of securities);

     - the exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration);

     - the period during which the warrants may be exercised;

     - any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise;

     - the place or places where warrants can be presented for exercise or for registration of transfer or exchange; and

     - any other material terms of the warrants.

              DESCRIPTION OF COMMON STOCK AND PREFERRED SECURITIES

     Our authorized capital stock consists of 150,000,000 shares of common stock, $0.10 par value, 40,000,000 shares of class B common stock, $0.10 par value, and 500,000 shares of preferred stock, $10.00 par value. At October 31, 1998, 24,846,000 shares of common stock, 10,754,000 shares of class B common stock and no shares of preferred stock were outstanding.

PREFERRED STOCK

     We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the preferred stock to which it relates:

     - the title of the series;

     - any limit upon the number of shares of the series which may be issued;

     - the preference, if any, to which holders of the series will be entitled upon our liquidation;

     - the date or dates on which we will be required or permitted to redeem shares of the series;

     - the terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed;

     - the voting rights of the holders of the preferred stock;

     - the dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative);

     - the right, if any, of holders of the series to convert them into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights;

     - any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series; and

     - any other material terms of the series.

     Holders of shares of preferred stock will not have preemptive rights.

COMMON STOCK

     All the outstanding shares of our common stock are fully paid and nonassessable and entitled to participate equally and ratably in dividends and in distributions available for the common stock on liquidation. Each share is entitled to one vote for the election of directors and upon all other matters on which the common stockholders vote. Holders of common stock are not entitled to cumulative votes in the election of our directors.

     The transfer agent and registrar for the common stock is Boston EquiServe L.P., Canton, Massachusetts.

CLASS B COMMON STOCK

     Our class B common stock is identical in every respect with our common stock, except that (a) each share of class B common stock is entitled to ten votes on each matter submitted to the vote of the common stockholders, while each share of common stock is entitled to only one vote, (b) the cash dividends, if any, paid with regard to the class B common stock in a year cannot be more than 90% of the cash dividends, if any, paid with regard to the common stock in that year, (c) a holder cannot transfer class B common stock, except to a limited group of Permitted Transferees (primarily close relatives of the class B stockholder, fiduciaries for the class B stockholder or for close relatives, and entities of which the class B stockholder or close relatives are majority owners), (d) class B common stock may at any time be converted into common stock, but common stock may not be converted into class B common stock, (e) amendments to provisions of our Certificate of Incorporation relating to the common stock or the class B common stock require the approval of a majority of the shares of common stock which are voted with regard to them (as well as approval of a majority in voting power of all the outstanding common stock and class B common stock combined), and (f) under Delaware law, certain matters affecting the rights of holders of class B common stock may require approval of the holders of the class B common stock voting as a separate class.

     Leonard Miller, a member of our Board, currently owns, through two limited partnerships of which a corporation wholly-owned by him is the sole general partner, 9,897,930 shares of class B common stock, which is 98.4% of the outstanding class B common stock and 27.8% of the outstanding common stock of both classes. Mr. Miller's class B common stock gives him 78.5% of the total votes which can be cast by the holders of both classes of common stock. Even if Mr. Miller converted 5,961,315 shares of class B common stock into common stock and sold that common stock, thereby reducing his holdings to 11.1% of the total common stock of both classes, Mr. Miller would be entitled to cast more than 50% of the votes. Mr. Miller has no current intention to convert any class B common stock into common stock, or to sell any common stock, although, unless otherwise stated in a particular prospectus supplement, he would be free to do so at any time.

     The existence of class B common stock, which has substantially greater voting rights than the common stock, probably would discourage non-negotiated tender offers and other types of non-negotiated takeovers, if any were contemplated. Mr. Miller's ownership of class B common stock would make it impossible for anyone to acquire voting control of us as long as Mr. Miller's class B common stock represents at least 9.1% of the combined common stock of both classes and the total outstanding class B common stock is at least 10% of the combined common stock of both classes (if at any time the outstanding shares of class B common stock are less than 10% of the outstanding shares of both classes of common stock taken together, the class B common stock will automatically be converted into common stock).

                        DESCRIPTION OF DEPOSITARY SHARES

     We may issue depositary receipts representing interests in shares of particular series of preferred stock which are called depositary shares. We will deposit the preferred stock of a series which is the subject of depositary shares with a depositary, which will hold that preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that preferred stock.

     While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

     Dividends and Other Distributions. Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depository receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

     Withdrawal of Preferred Stock. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of whole or fractional shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

     Redemption of Depositary Shares. Whenever we redeem shares of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of preferred stock held by the depositary which we redeem, subject to the depositary's receiving the redemption price of those shares of preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

     Voting. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

     Liquidation Preference. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to, what the holder of the depositary share would have received if the holder had owned the number of shares (or fraction of a share) of preferred stock which is represented by the depositary share.

     Conversion. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares (or fractions of shares) of preferred stock to which the depositary shares relate could at the time be converted.

     Amendment and Termination of a Deposit Agreement. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

     - all outstanding depositary shares to which it relates have been redeemed or converted or

     - the depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

     Miscellaneous. There will be provisions (i) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the preferred stock to which the depositary shares relate, (ii) regarding compensation of the depositary, (iii) regarding resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

                           DESCRIPTION OF GUARANTEES

     We may guarantee debt securities, preferred stock or other securities issued by our subsidiaries or others. Our guarantee may be total or may be limited to particular amounts or to particular obligations under the guaranteed securities. If the issuance of the guaranteed securities must be registered under the Securities Act of 1933, as amended, the prospectus relating to the guaranteed securities will also constitute a prospectus supplement regarding our guarantee. That prospectus/prospectus supplement will include a description of the nature and the extent of our guarantee.

                                 LEGAL MATTERS

     Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of the securities we are offering by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited our consolidated financial statements and the related financial statement schedules incorporated by reference into this prospectus and the registration statement of which it is a part from our Annual Report on Form 10-K for the fiscal year ended November 30, 1997. Deloitte & Touche's reports are incorporated by reference in this Prospectus in reliance upon their reports given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-13223:

     (a) our Annual Report on Form 10-K for the fiscal year ended November 30, 1997;

     (b) our Quarterly Reports on Form 10-Q for the fiscal quarters ended February 28, 1998, May 31, 1998 and August 31, 1998;

     (c) our Current Reports on Form 8-K and 8-K/A filed May 18, 1998 and July 14, 1998;

     (d) our definitive proxy statement filed March 9, 1998; and

     (e) the description of our common stock contained in our registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, as that description has been altered by amendment or reports filed for the purpose of updating that description.

     Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

     We will provide to each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to LNR Property Corporation, 760 Northwest 107th Avenue, Miami, Florida 33172, attention: Director of Investor Relations (Telephone:
305-485-2000).

                              INFORMATION WE FILE

     We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http:\www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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  WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS ABOUT THE TRANSACTIONS WE DISCUSS IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION.

    THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM WE ARE NOT PERMITTED TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW.

    THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ANY SALE OF SECURITIES OFFERED HEREBY DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS CORRECT AFTER THIS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
PROSPECTUS SUPPLEMENT
Forward-Looking Information...............   S-2
Prospectus Supplement Summary.............   S-3
Consolidated Ratio of Earnings to Fixed
  Charges.................................   S-7
Use of Proceeds...........................   S-8
Capitalization............................   S-9
Risk Factors..............................  S-10
Description of the Notes..................  S-14
Underwriting..............................  S-40
Legal Matters.............................  S-40
Experts...................................  S-40
Information We File.......................  S-41
PROSPECTUS
Forward-Looking Information...............     2
The Company...............................     2
Use of Proceeds...........................     3
Ratio of Earnings to Fixed Charges........     3
Description of Debt Securities............     3
Description of Warrants...................     6
Description of Common Stock and Preferred
  Securities..............................     6
Description of Depositary Shares..........     8
Description of Guarantees.................     9
Legal Matters.............................     9
Experts...................................     9
Incorporation of Certain Documents by
  Reference...............................    10
Information We File.......................    10

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                                  $15,000,000

                              [LNR PROPERTY LOGO]
                          10 1/2% SENIOR SUBORDINATED
                                 NOTES DUE 2009
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                             PROSPECTUS SUPPLEMENT
               --------------------------------------------------

                           DEUTSCHE BANC ALEX. BROWN
                               FEBRUARY 16, 2001
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